SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NEON COMMUNICATIONS GROUP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

64050T 101

(CUSIP Number)

LC Capital Master Fund, Ltd.

Attention: Steven G. Lampe

680 Fifth Avenue, Suite 1202

New York, New York 10019

(212) 581-8989

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 24, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

LC Capital Master Fund, Ltd.

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☐
b.	☐
3	SEC Use Only

4	Source of Funds (See Instructions)

WC, OO

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Cayman Islands

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 5,627,300
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		5,627,300

11	Aggregate Amount Beneficially Owned by Each Reporting Person

5,627,300 shares of Common Stock

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented By Amount in Row (11)

11.4%

14	Type of Reporting Person (See Instructions)

CO

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

LC Capital Partners, L.P.

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☐
b.	☐
3	SEC Use Only

4	Source of Funds (See Instructions)

WC, OO

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Cayman Islands

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 5,627,300
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		5,627,300

11	Aggregate Amount Beneficially Owned by Each Reporting Person

5,627,300 shares of Common Stock

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented By Amount in Row (11)

11.4%

14	Type of Reporting Person (See Instructions)

PN, HC

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

LC Capital Advisors LLC

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☐
b.	☐
3	SEC Use Only

4	Source of Funds (See Instructions)

WC, OO

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 5,627,300
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		5,627,300

11	Aggregate Amount Beneficially Owned by Each Reporting Person

5,627,300 shares of Common Stock

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented By Amount in Row (11)

11.4%

14	Type of Reporting Person (See Instructions)

OO, HC

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Lampe, Conway & Co. LLC

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☐
b.	☐
3	SEC Use Only

4	Source of Funds (See Instructions)

WC, OO

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 5,627,300
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		5,627,300

11	Aggregate Amount Beneficially Owned by Each Reporting Person

5,627,300 shares of Common Stock

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented By Amount in Row (11)

11.4%

14	Type of Reporting Person (See Instructions)

OO, IV

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

LC Capital International LLC.

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☐
b.	☐
3	SEC Use Only

4	Source of Funds (See Instructions)

WC, OO

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 5,627,300
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		5,627,300

11	Aggregate Amount Beneficially Owned by Each Reporting Person

5,627,300 shares of Common Stock

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented By Amount in Row (11)

11.4%

14	Type of Reporting Person (See Instructions)

OO, IA

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Steven G. Lampe

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☐
b.	☐
3	SEC Use Only

4	Source of Funds (See Instructions)

WC, OO

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

United States

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 5,627,300
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		5,627,300

11	Aggregate Amount Beneficially Owned by Each Reporting Person

5,627,300 shares of Common Stock

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented By Amount in Row (11)

11.4%

14	Type of Reporting Person (See Instructions)

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Richard F. Conway

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☐
b.	☐
3	SEC Use Only

4	Source of Funds (See Instructions)

WC, OO

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

United States

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 5,627,300
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		5,627,300

11	Aggregate Amount Beneficially Owned by Each Reporting Person

5,627,300 shares of Common Stock

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented By Amount in Row (11)

11.4%

14	Type of Reporting Person (See Instructions)

IN

This Schedule 13D (the “Schedule 13D”) is being filed to amend the Schedule 13G (as amended) initially filed by the reporting persons listed herein relating to the Common Stock (as defined below) of the Issuer (as defined below).

Item 1. Security and Issuer

The Schedule 13D is being filed on behalf of each of the reporting persons listed herein, relating to shares of common stock, par value $0.01 per share (the “Common Stock”), of Neon Communications Group, Inc., 2200 West Park Drive, Westborough, Massachusetts, 01581(the “Issuer”). The amounts of Common Stock reported in this Schedule 13D includes the reporting persons’ holdings of shares of convertible preferred stock of the Issuer (the “Preferred Stock”), which is convertible into Common Stock at a rate of one share of Common Stock for each share of Preferred Stock, and rights to purchase shares of Common Stock at a purchase price of $2.75 per share (the “Options”).

Item 2. Identity and Background

(a) This filing is made on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i) LC Capital Master Fund, Ltd., a Cayman Islands exempted company (the “Master Fund”);

(ii) LC Capital Partners, LP, a Delaware limited partnership (“Partners”);

(iii) LC Capital Advisors LLC, a Delaware limited liability company and the sole general partner of Partners (“Advisors”);

(iv) Lampe, Conway & Co. LLC, a Delaware limited liability company and investment manager of Partners and the Master Fund (“LC&C”);

(v) LC Capital International LLC, a Delaware limited liability company and investment advisor to the Master Fund (“International”);

(vi) Mr. Steven G. Lampe, a managing member of Advisors, LC&C and International (“Mr. Lampe”); and

(vii) Mr. Richard F. Conway, a managing member of Advisors, LC&C and International (“Mr. Conway”).

(b) The address of the principal business office of the Master Fund is c/o Trident Fund Services (B.V.I.) Limited P.O. Box 146 Waterfront Drive Wickhams Cay Road Town, Tortola British Virgin Islands. The address of the principal business offices of each of the other Reporting Persons is 680 Fifth Avenue, Suite 1202, New York, NY 10019.

(c) The Master Fund serves as a master fund investment vehicle for investments by a Delaware limited partnership and a Cayman Islands exempted company. Partners owns approximately 31% of the outstanding shares of the Master Fund. Advisors is the sole general partner of Partners. LC&C is the investment manager of Partners and the Master Fund pursuant to certain investment management agreements. International is the investment advisor to the Master Fund pursuant to an investment advisory agreement. The principal occupation of Mr. Lampe and Mr. Conway, managing members of Advisors, LC&C and International, is investment management.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) The Master Fund is a Cayman Islands exempted company. Partners is a Delaware limited partnership. Each of Advisors, LC&C and International is a Delaware limited liability company. Mr. Lampe and Mr. Conway are United States citizens.

Item 3. Source and Amount of Funds or Other Consideration

The Master Fund directly holds 5,142,111 shares of the Common Stock, 462,462 shares of the Preferred Stock and Options to purchase 22,727 shares of Common Stock. The Common Stock, Preferred Stock and the Options were acquired in separate transactions as follows: (a) 770,646 shares of Common Stock were acquired on October 16, 2002; (b) 449,171 shares of Common Stock were acquired on September 22, 2003; (c) 3,226,815 shares of Common Stock and 462,462 shares of Preferred Stock were acquired on the conversion of common stock and preferred stock of Neon Communications, Inc. (“Neon”) into shares of Common Stock and Preferred Stock in connection with the merger of Neon with a subsidiary of the Issuer on March 7, 2005 (the “Neon Merger”), (d) 454,545 shares of Common Stock were acquired upon a debt-for-equity exchange with the Issuer that took place concurrently with the Neon Merger, (e) rights to purchase 22,727 shares of Common Stock were acquired in July 2005 pursuant to the terms of a debt-for-equity exchange agreement with the Issuer at a purchase price of $2.75 per share and (f) 240,934 shares of Common Stock were acquired on March 31, 2006. In the Neon Merger, Mr. Lampe also acquired an option to purchase 9,502 shares of Common Stock upon the conversion of options to purchase Common Stock issuable under the Issuer’s 2003 Directors’ Stock Option Plan. Mr. Lampe continues to be a member of the Board of Directors of the Issuer.

Item 4. Purpose of Transaction

The Issuer, RCN and a direct, wholly owned subsidiary of RCN (“Merger Sub”) entered into an Agreement and Plan of Merger, dated as of June 24, 2007, which is incorporated by reference herein as Exhibit 1 (the “Merger Agreement”), with the Issuer that provides for the merger of Merger Sub with and into the Issuer (the “Merger”) with the Issuer continuing as the surviving corporation after the Merger. As a result of the Merger, the Issuer will become a wholly owned subsidiary of RCN. As an inducement for RCN to enter into the Merger Agreement and in consideration thereof, the Master Fund, along with certain other stockholders of the Issuer, entered into separate Support Agreements with RCN, dated June 24, 2007, whereby the Master Fund, along with certain other stockholders of the Issuer, subject to the limitations set forth therein, agreed that at any meeting (or any adjournment or postponement thereof) of the holders of the Issuer’s Common Stock or in connection with any written consent of the holders of the Issuer’s Common Stock, the Reporting Person, along with certain other stockholders, will vote all of its shares of Common Stock currently beneficially owned by it or acquired by it after such date in favor of matters contemplated in the Merger Agreement. The Reporting Person also granted RCN an irrevocable proxy, subject to the limitations set forth in the Support Agreement, granting RCN the right to vote such shares in favor of such matters, until the expiration or termination of the Support Agreement.

By executing the Support Agreement, the Reporting Person has agreed to vote all of the shares of Common Stock currently beneficially owned by it or acquired prior to the termination of the Support Agreement (i) in favor of the Merger and the approval and adoption of the terms of the Merger Agreement and each of the other transactions contemplated by the Merger Agreement (and any actions required in furtherance thereof), unless there has been an Adverse Recommendation Change (as defined in the Merger Agreement), and (ii) except as otherwise agreed to in writing in advance by RCN, against the following actions or proposals (other than the transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Issuer; (B) any sale, lease or transfer of a material amount of the assets of the Issuer, or a reorganization, recapitalization, dissolution or liquidation of the Issuer; (C) any change in the persons who constitute the board of directors of the Issuer that is not approved in advance by at least a majority of the persons who were directors of the Issuer as of the date of the Support Agreements (or their successors who were so approved); (D) any material change in the present capitalization of the Issuer or any amendment of the Issuer’s certificate of incorporation or bylaws not otherwise permitted under the Merger Agreement; or (E) any other action or proposal involving the Issuer that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone, or adversely affect the transactions contemplated by the Merger Agreement. The Support Agreement grants an irrevocable proxy to RCN, subject to the limitations set forth therein, granting RCN the right to vote such shares as specified in clauses (i) and (ii) above. The Support Agreement terminates upon the earlier to occur of (a) the mutual consent of RCN and the Reporting Person in writing, (b) the Effective Time (as defined in the Merger Agreement), (c) the termination of the Merger Agreement pursuant to Article VII thereof, (d) the End Date (as defined in the Merger Agreement and determined without regard to any amendment to the Merger Agreement), (e) an amendment to the Merger Agreement that reduces or otherwise changes the form of the Merger Consideration to which the Reporting Person would have been entitled, or (f) there has been an Adverse Recommendation Change which remains in effect and is not withdrawn for a period of 30 days.

References to, and descriptions of, the Merger, the Merger Agreement and the Support Agreement throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement incorporated by reference as Exhibit 1 to this Schedule 13D and the form of Support Agreement incorporated by reference as Exhibit 2 to this Schedule 13D, respectively. These agreements are incorporated into this Schedule 13D where such references and descriptions appear.

Item 5. Interest in Securities of the Issuer

(a)        As of the date hereof, the Reporting Persons beneficially own 5,627,300 shares of Common Stock of the Issuer, which represents 11.4% of the Issuer’s outstanding Common Stock, which percentage was calculated by dividing (i) the 5,627,300 shares of Common Stock beneficially owned by the Reporting Persons as of the date hereof, by (ii) the sum of (A) 48,881,655 shares of Common Stock outstanding as of May 1, 2007, based upon the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on May 9, 2007, (B) 462,462 shares of Preferred Stock convertible into Common Stock on a share-for-share basis and (C) 22,727 shares of Common Stock which may be purchased upon the exercise of the Options. As of the date hereof, in addition to the securities set forth in the preceding sentence, Mr. Lampe beneficially owns 9,502 shares of Common Stock, which shares represent an option acquired by Mr. Lampe to purchase 9,502 shares of Common Stock upon the conversion of options to purchase Common Stock issuable under the Issuer’s 2003 Directors’ Stock Option Plan.

(b)       The Reporting Persons have the shared power to vote and dispose of the 5,627,300 shares of Common Stock held by the Master Fund. Mr. Lampe has the sole power to vote and dispose of 9,502 shares of Common Stock held directly by him, which shares represent an option acquired by Mr. Lampe to purchase 9,502 shares of Common Stock upon the conversion of options to purchase Common Stock issuable under the Issuer’s 2003 Directors’ Stock Option Plan.

The filing of this statement on Schedule 13D shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 5,627,300 shares of Common Stock held by the Master Fund. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership.

(c)	Not Applicable.

(d)	Not Applicable.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The terms of the Support Agreement are described under Item 4. The Support Agreement also applies to any shares of Common Stock of the Issuer acquired by the Master Fund after the date of the Support Agreement.

Item 7.	Material to be Filed as Exhibits

The information contained in the Exhibit Index is incorporated by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:	July 23, 2007	LC Capital Master Fund, Ltd.

		By:	/s/ Richard F. Conway
Name: Richard F. Conway
Title: Director

Date:	July 23, 2007	LC Capital Partners, LP

		By:	LC Capital Advisors LLC,
its General Partner

		By:	/s/ Richard F. Conway
Name: Richard F. Conway
Title: Managing Member

Date:	July 23, 2007	LC Capital Advisors LLC

		By:	/s/ Richard F. Conway
Name: Richard F. Conway
Title: Managing Member

Date:	July 23, 2007	Lampe, Conway & Co. LLC

		By:	/s/ Steven G. Lampe
Name: Steven G. Lampe
Title: Managing Member

Date:	July 23, 2007	LC Capital International LLC

		By:	/s/ Richard F. Conway
Name: Richard F. Conway
Title: Managing Member

Date:	July 23, 2007	/s/ Steven G. Lampe
Steven G. Lampe

Date:	July 23, 2007	/s/ Richard F. Conway
Richard F. Conway

Exhibit Index

1. Agreement and Plan of Merger, dated June 24, 2007, by and among RCN Corporation, Raven Acquisition Corporation and NEON Communications Group, Inc. (incorporated by reference to Exhibit 2.1 of the Issuer’s Forms 8-K filed with the Securities and Exchange Commission on June 25, 2007).

2. Form of Support Agreement (incorporated by reference to Exhibit 99.1 of RCN Corporation’s Form 8-K filed with the Securities and Exchange Commission on June 25, 2007).